Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mark Cowan

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear: Mr.

On behalf of the Registrant, below are responses to the comments you provided to us virtually on November 14, 2024 with regard to Post-Effective Amendment No. 130 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 133 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-24-005812), which was filed with the U.S. Securities and Exchange Commission on September 27, 2024 (the “Amendment”), to reflect changes to the principal investment strategy of Day Hagan/Ned Davis Research Smart Sector ETF (the “Fund”), a series of the Registrant.

The Registrant will file an additional post-effective amendment to the Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s Prospectus and Statement of Additional Information (“SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Fund Summary – Principal Investment Strategy

1.	Comment: If the Fund experiences significant portfolio repositioning as a result of changes to its principal investment strategy, and/or such changes are expected to result in increased Fund portfolio turnover going forward, please disclose this in the Portfolio Turnover Risk discussion. Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may experience adverse tax consequences due to portfolio repositioning. Finally, please add disclosure in the SAI regarding anticipated variations in the turnover rate per item 16(e) of Form N-1A.

Response: The Registrant does not expect the Fund to experience a significant portfolio repositioning as a result of the changes to its principal investment strategy nor does it expect these changes to result in an increase in the Fund’s portfolio turnover rate going forward.

2.	Comment: The disclosure states: “[t]he Fund will attempt to enhance returns relative to the Index by overweighting and underweighting its exposure to the Sectors relative to the Index and may reduce its overall exposure to ETFs as determined by its risk management model.” Now that the Fund may also invest directly in common stock, please insert “and/or common stock.”

Response:  The Registrant has revised the disclosure as requested.

3.	Comment: The disclosure states: “[t]he Fund’s allocation to a particular sector may be greater than 25%.” To the extent that a sector can be considered an industry or group of industries, consider clarifying this sentence so that it does not run afoul of the fundamental policy not to concentrate.

Response: The Registrant takes the position that a sector is broader than industry or group of industries and does not believe additional disclosure is necessary.

Fund Summary – Principal Investment Risks

4.	Comment: Although there is an Equity Securities Risk, given the investment strategy to invest directly in common stocks, consider disclosing investments in common stock as a separate risk factor.

Response:  The Registrant has added disclosure regarding the risks of investments in common stock as a separate risk factor.

5.	Comment: Authorized Participant Risk and ETF Structure Risk – Market Price Variance Risk. Please revise the disclsoure to note that “intra-day bid ask spreads may widen” any time the risk disclosures state that the shares of the Fund may trade at a “discount to NAV.”

Response:  The Registrant has revised the disclosure in the applicable risk factors, as requested, throughout the Registration Statement.

Additional Information – Principal Investment Risks

6.	Comment: The lead-in disclosure states: “[t]he following chart summarizes the principal risks of investing in the Fund.” Please consider changing “summarizes” to “identifies,” or something similar, to avoid potential confusion that the Item 9 disclosure that follows is a summary.

Response:  The Registrant has revised the disclosure as requested.

*        *        *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael P. O’Hare at 215-564-8198.

Very truly yours,

/s/ Shawn A. Hendricks

Shawn A. Hendricks